Exhibit 99.1

BTCT Announces Completion of $1 Million Ethereum Strategic Reserve

SINGAPORE, July 11, 2025 /PR Newswire/ – BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a leading blockchain technology company, today announced that it has established a strategic reserve of $1 million in Ethereum (ETH). This milestone marks the first phase of BTCT’s broader initiative to deepen its exposure to Ethereum’s on-chain financial infrastructure and to position the Company for long-term growth in the emerging digital-asset era.

“As the stablecoin market continues its explosive growth, Ethereum has emerged as the foundation of on-chain USD settlement and value transfer,” said Mr. Siguang Peng, CEO of BTCT. “By securing an initial $1 million ETH reserve today—and with plans to scale that position—we are proactively positioning ourselves for decentralized finance, stablecoin issuance, and asset tokenization. This strategic move strengthens our technological edge, enhances market confidence, and optimizes capital deployment.”

Key Drivers of BTCT’s Ethereum Reserve Strategy:

•	Dominant Stablecoin Infrastructure: Over half of all major stablecoins—including USDT and USDC—operate on Ethereum, making it the centerpiece of decentralized USD issuance and settlement.
•	High-Volume On-Chain Transactions: Stablecoin activity has pushed Ethereum’s on-chain transaction volume to levels approaching traditional financial rails, underscoring its growing importance in global payments and liquidity networks.
•	Collateral and Security Dynamics: As decentralized finance and real-world asset tokenization expand, increased ETH staking and collateralization will further reduce circulating supply, reinforcing network security and value.
•	Institutional Adoption: A number of mining and blockchain firms have already begun integrating ETH into their reserve portfolios, leveraging smart contracts for yield-generation, collateral, and cross-chain financial products.
•	Regulatory and Technical Tailwinds: U.S. regulatory clarity, the forthcoming Pectra upgrade, and mature Layer-2 scaling solutions will significantly boost Ethereum’s throughput, cost-efficiency, and compliance readiness.

Looking Ahead

Building on its origins in large-scale crypto mining, BTCT is undergoing a strategic evolution from “hash-rate provider” to “on-chain financial infrastructure participant.” The Company intends to continuously augment its ETH holdings in alignment with market developments and network upgrades. BTCT believes that Ethereum, akin to “digital gold,” will remain indispensable—not only as a stablecoin settlement hub but also as a catalyst for decentralized payments, asset tokenization, and the next wave of global financial interoperability.

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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ir@btct.us